TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

January 22, 2002

(Date of report)

NATIONAL PROCESSING INC.

(Exact name of registrant as specified in its charter)

Ohio	**1-11905**	**61-1303983**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

1231 Durrett Lane, Louisville, Kentucky	**40213**
(Address of principal executive offices)	*(Zip Code)*

(502) 315-2000

(Registrant's telephone number, including area code)

Item 5. Other Events

On January 22, 2002, the Registrant issued a News Release reporting earnings for the quarter and year ended December 31, 2001.

Reference is made to the News Release, dated January 22, 2002, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7. Financial Statements, Pro forma Financial Information and Exhibits

(a) FINANCIAL STATEMENT OF BUSINESS ACQUIRED: None
(b) PRO FORMA FINANCIAL INFORMATION: None
(c) EXHIBITS: 99.1 News Release, dated January 22, 2002

Signatures

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL PROCESSING, INC.
(Registrant)

/s/ CARLTON E. LANGER

By:
Name: Carlton E. Langer
Title: Secretary

Dated: January 22, 2002